 Exhibit 99.1

Press release

Biophytis Enters Exclusive Negotiations with a Chinese Pharmaceutical Company to License BIO101

Paris (France) and Cambridge (Massachusetts, USA), 14 January 2025 – 7:00 AM – Biophytis SA (Euronext Growth Paris: ALBPS) ("Biophytis" or the "Company"), a clinical-stage biotechnology company specializing in the development of treatments for age-related diseases, announces that it has entered exclusive negotiations with a leading Chinese pharmaceutical company. The purpose of these discussions is to finalize a licensing agreement to co-develop and commercialize BIO101 (20-Hydroxyecdysone) in China for its most promising and advanced indications: viral respiratory infections, sarcopenia, and obesity.

The pharmaceutical company is part of an important Chinese group and stands out for its expertise in the development of innovative technologies and its ability to access a rapidly growing market.

"The entry into exclusive discussions with this pharmaceutical company marks a major first step, validating our partnership strategy in continuity with the agreement signed with Blanver for the LATAM region. The opportunity in China is huge, with obesity affecting 70 million patients and sarcopenia nearly 30 million. China is now the second-largest pharmaceutical market in the world, valued at $190 billion." said Edouard Bieth, Chief Business Officer of Biophytis.

"This partnership could enable us to enter a new era for the company by finalizing the development of BIO101, allowing millions of patients to benefit from our therapeutic innovation," said Stanislas Veillet, CEO of Biophytis.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start, and Duchenne muscular dystrophy, Phase 1-2 to be started), respiratory diseases (COVID-19, Phase 2-3 completed), and metabolic disorders (obesity, Phase 2 to be started). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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